SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Results of 2018 Annual General Meeting of Ferroglobe PLC

On June 27, 2018, Ferroglobe PLC ("Ferroglobe" or the "Company") held its 2018 Annual General Meeting ("2018 AGM"). At the 2018 AGM fifteen matters were considered and acted upon. The results of the voting, including the number of votes cast for and against, are available on the Company's website and are set forth in Exhibit 99.1, which is being furnished herewith.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018

FERROGLOBE PLC

By:	Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Voting Results of Annual General Meeting held on June 27, 2018